





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/2019 (MM/DD/YY) AND ENDING 6/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hardcastle Trading USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

755 Secaucus Road, Suite F1110
(No. and Street)

Secaucus	NJ	07094
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent E. Hippert 201-305-8815
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Hippert _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hardcastle Trading USA, LLC
_____, as
of June 30 _____, 20 20 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

President

Title


SMIRALD KOLA
Notary Public
Baltimore County
Maryland
My Commission Expires Aug. 26, 2023


Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement
  of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL
CONDITION

JUNE 30, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
JUNE 30, 2020

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Hardcastle Trading USA, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hardcastle Trading USA, LLC as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hardcastle Trading USA, LLC as of June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 12 to the financial statement, Hardcastle Trading USA, LLC has changed its method of accounting for leases in 2020 due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, *Leases*.

Basis for Opinion

This financial statement is the responsibility of Hardcastle Trading USA, LLC's management. Our responsibility is to express an opinion on Hardcastle Trading USA, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hardcastle Trading USA, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Hardcastle Trading USA, LLC's auditor since 2003.
New York, New York
August 27, 2020

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

HARDCASTLE TRADING USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash and cash equivalents	$	21,293,433
Property and equipment, net of accumulated depreciation of $3,131,420		181,271
Accounts receivable		1,955,428
Operating lease right of use		467,891
Security deposit		500
Other assets		35,932
TOTAL ASSETS	$	23,934,455

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	168,599
Distribution payable to parent		9,000,000
Operating lease liability		467,891
Notes payable to parent		10,529,501
Total liabilities		20,165,991
Commitments and contingencies (Notes 6, 7, and 12)		
Member's equity		3,768,464
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	23,934,455

See accompanying notes to statement of financial condition.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

Hardcastle Trading USA, LLC (the "Company") was formed as a limited liability company on January 16, 2003, under the laws of the state of Delaware to manage and operate as a registered securities broker-dealer and to engage in options market making and proprietary trading. The Company is a wholly-owned subsidiary of Hardcastle Trading AG (the "Parent"), a Swiss company, and is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer. Additionally, the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and a participant or market maker on most U.S. securities and options exchanges. The Company clears its securities transactions on a fully disclosed basis through another broker-dealer.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, unless the member has signed a specific guarantee.

Market making

Market making activities consist of market making in listed options. As a market maker, the Company commits capital on a principal basis to buy securities or sell securities on regulated options exchanges.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned and securities sold, not yet purchased

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement*. Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent. However, actual results can differ from those estimates.

Revenue recognition

Securities transactions are recorded on a trade-date basis. Dividend income is recognized on the ex-dividend date, and dividends declared on short positions held on the ex-dividend date are recorded as dividend expense. Interest income and expense are recognized on an accrual basis.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Property and equipment

Property and equipment are carried at cost net of accumulated depreciation. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

Furniture and equipment	7 years
Computer equipment	5 years
Computer software	3 years
Leasehold improvements	Shorter of expected useful life or term of lease

Concentrations of credit risk

The Company maintains its cash and cash equivalents at major financial institutions in accounts that at times may exceed federally insured limits. The Company has not experienced any losses on such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, clearing houses, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Fair value measurements

The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Income taxes

The Company is a limited liability company that has elected to be taxed as a C corporation. A C corporation is taxed as a separate entity under relevant tax laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through August 27, 2020. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

NOTE 2. **PROPERTY AND EQUIPMENT**

Property and equipment consists of the following at June 30, 2020:

Furniture and equipment	$	118,612
Computer equipment		2,939,677
Computer software		183,857
Leasehold improvements		70,545
		3,312,691
Less: accumulated depreciation		3,131,420
Property and equipment, net	$	181,271

NOTE 3.   INCOME TAXES

The following is a summary of the Company's provision for income taxes refunds recorded for the year ended June 30, 2020:

Current:		
Federal	$	1,439,897
State		515,531
Total	$	1,955,428

The Company will receive tax refunds as a provision of the CARES Act.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital in accordance with the Alternative Method permitted by the Rule. Under this alternative, the Company's minimum net capital requirement is equal to the greater of 2% of aggregate debit items, as defined, or $250,000. At June 30, 2020, the Company had net capital of $1,505,333 which exceeded the Company's minimum net capital requirement of $250,000.

The Company has elected, and Goldman Sachs & Company ("GS"), as the Company's clearing broker-dealer, has permitted, the Company to use SEC Rule 15c3-1(a)(6) for purposes of calculating net capital.

NOTE 5.   RELATED-PARTY TRANSACTIONS

Effective February 1, 2004, the Company entered into a licensing agreement with its Parent. On June 30, 2018, the Company and the Parent agreed to extend the agreement through June 30, 2023. The agreement provides the Company with access to certain software and know-how developed by the Parent as well as to certain administrative and management services provided by the Parent with respect to the Company's trading, risk management, and back office operations. The agreement states that the Company is to pay the Parent under the agreement based upon its return on utilized capital, as defined in the agreement.

NOTE 6.   COMMITMENTS

Effective April 16, 2008, the Company has entered into a master service agreement with an unrelated entity. Under the agreement, the Company receives access to electronic communications systems and facilities. In addition, the Company also occupies office space within the service center. As of June 30, 2020, future minimum annual commitments under the master service agreement through June 30, 2021 were as follows.

Year ending June 30:

2021	482,208
	$482,208

NOTE 7. **NOTES PAYABLE TO PARENT**

The Company has entered into an unsecured promissory notes agreements with its Parent to fund trading activities. The notes require annual interest-only payments. The interest rate for these loans is 130% of the monthly Applicable Federal Rate for mid-term loans, as published by the Internal Revenue Service. As of June 30, 2020, the rate was 3.06%.

As of June 30, 2020, the Company is required to pay a principal amount required under the notes of $200,000 on June 30, 2022 and $10,000,000 on June 30, 2023.

For the year ended June 30, 2020, interest incurred on notes payable to the Parent totaled $332,688 at an average interest rate of approximately 2.01%. This is included in "Notes payable to parent" in the statement of financial condition.

NOTE 8. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK**

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used for trading activities and to manage market risk and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company has elected to use the disclosure option codified in FASB ASC 815, *Derivatives Instruments and Hedging*, with respect to its derivative activities.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

The Company does not apply hedge accounting as defined in FASB ASC 815, as all financial instruments are marked to market, with changes in fair values reflected in earnings.

As of June 30, 2020, the Company had no trading securities positions.

The following table presents additional information about derivatives held by the Company, including the volume of the Company's derivative activities based on the average number of contracts, categorized by primary risk exposure, for the year ended June 30, 2020:

NOTE 8. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CREDIT RISK (CONTINUED)**

Primary Risk Exposure	Average Number of Contracts*
Equity option contracts - long	467,418
Equity option contracts - short	(468,078)

*Average number of contracts is calculated by averaging the number of contracts held at the end of each month

The Company is subject to equity price risk in the normal course of pursuing its options market making activities. The Company may enter into options for use as an economic hedge against certain positions held in the Company's market making portfolio. Options purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Substantially all of the amount due from the clearing broker-dealer are held at the clearing broker and are, therefore, subject to the credit risk of the clearing broker.

NOTE 9. **EMPLOYEE BENEFIT PLANS**

The Company sponsors a 401(k)-retirement plan (the "Plan") to provide retirement benefits for its employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for discretionary contributions as determined by management.

NOTE 10. **JOINT BACK OFFICE CLEARING AGREEMENT**

The Company has a Joint Back Office ("JBO") clearing agreement with GS. The agreement allows JBO clearing agreement participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GS.

NOTE 11. **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents a reconciliation of beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Other Investments
Balance – beginning	$ 10,000
Purchases	-
Sales	-
Settlements	-
Balance – ending	$ 10,000

NOTE 12.   <u>LEASES</u>

As of July 1, 2019 the Company adopted ASC Topic 842 Leases ("ASC 842"). The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from the previous U.S. GAAP requirement, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous U.S. GAAP requirements. On July 1, 2019 the effective date of ASC 842, existing leases of the Company were required to be recognized and measured. Additionally, any leases entered into during the year were also required to be recognized and measured. In applying ASC 842, the Company made an accounting policy election to not recognize the right of use assets and lease liabilities relating to short term leases. Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of the right to use assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates to apply in determining the lease liabilities. The total cash paid for the lease including variable costs associated with all leases for the year ended June 30, 2020 was $448,022. The adoption of ASC 842 resulted in the recording of operating lease right of use assets of approximately $921,888 and operating lease liabilities of $921,888 at July 1, 2019.

During the year ended June 30th, 2020 no additional leases were entered into. The Company's lease terms do not include options to extend or terminate the lease (or update if they do). Lease expense for lease payments is recognized on a straight-line basis. The Company implemented ASC 842 using the modified retrospective approach. There was no impact to members' equity as a result of adoption.

NOTE 13.   <u>COVID-19</u>

In March 2020, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus is uncertain at this time. See Note 14 for Management's discussion related to the affect on operations.

NOTE 14.   <u>MANAGEMENT BUSINESS EVALUATION</u>

The accompanying financial statement has been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future. The Company has incurred a significant operating loss in 2019, and continued losses without further capital infusion could place the Company at risk of not being able to meet the SEC Rule 15c3-1 in the future. The Company has temporarily suspended trading operations while management evaluates it's trading methodology in connection with current market conditions, and has thus removed the risk of sustaining further trading losses. Management believes that capital on hand is sufficient to maintain operations as they currently stand.